Room 4561

May 11, 2009

Mark V. Hurd
President and Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

>**Re:** **Hewlett-Packard Company**
>**Form 10-K for the Fiscal Year Ended October 31, 2008**
>**Filed December 18, 2008**
>**File no. 001-04423**

Dear Mr. Hurd:

We have reviewed your response letter dated April 21, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 30, 2009.

Form 10-K for the Fiscal Year Ended October 31, 2008

Consolidated Statements of Earnings, page 81

1. We note your response to our prior comment 1 where you indicate that management's best estimate of fair value for those elements in bundled arrangements that do not have fair value is derived from the Company's pricing and deal approval tools, which takes into consideration inputs such as level of effort; operational, legal and financial risk; internal costs; profit objectives; pricing practices and market conditions. Please explain further how the Company

uses these inputs to derive a reasonable approximation of fair value for income statement allocation purposes and tell us how this methodology differs, if at all, from the methodology used to price out your contracts. Also tell us to which of the Company's arrangements you apply this methodology and tell us the amounts allocated to product and services revenue using this methodology for each period presented (including fiscal 2009). Further, please provide the disclosures that you intend to include in your future filings to describe your allocation methodology.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief